Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Units of Limited Partnership Interests
of
Refco Public Commodity Pool, L.P.
by
RCP TenderCo LLC
at a Cash Purchase Price of
$120.00 Net Per Unit

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JULY 20, 2010, UNLESS THE OFFER IS EXTENDED.

RCP TenderCo LLC, a Delaware limited liability company, is offering to purchase, at a cash purchase price of $120.00 net per unit, without interest, ALL Class 1 units (including Class 1-O units) and Class 2 units of Refco Public Commodity Pool, L.P., a Delaware limited partnership, on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal.  A pro-rated amount will be paid for fractional Units.  This Offer is not conditioned upon financing.  For a glossary of terms used in this document, see the Glossary of Defined Terms at the end of the Summary Term Sheet.

Neither Purchaser nor any of its affiliates currently beneficially own any Units.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Each Unit Holder must make his own decision whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer. The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer.  The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase.

Unit Holders desiring to tender Units should complete and sign the enclosed Letter of Transmittal and return it and any other required documents to the Tender Agent at the address set forth at the end of this Offer to Purchase. Questions and requests for assistance may be directed to the Information Agent.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street – 22nd Floor
New York, NY 10005

Banks and brokers call: (212) 269-5550
All others call toll free: (800) 488-8095

June 21, 2010

TABLE OF CONTENTS

SUMMARY TERM SHEET

Securities Sought:	ALL outstanding Class 1 units (including Class 1-O units) and Class 2 units of Refco Public Commodity Pool, L.P.

Price Offered Per Unit:	$120.00 net to you in cash, pro-rated for fractional Units, without interest and subject to any applicable withholding taxes

Scheduled Expiration of Offer:	5:00 P.M., New York City time, on Tuesday, July 20, 2010, unless extended

Purchaser:	RCP TenderCo LLC, a Delaware limited liability company

The following are answers to some of the questions that you, as a limited partner of the Partnership, may have about the Offer.  The information in this summary term sheet is not complete. You should read the remainder of this Offer to Purchase and the Letter of Transmittal, and the other documents to which we have referred you, before making any decision on whether to tender your Units.  Please see the end of this Summary Term Sheet for a glossary of defined terms.

•	Who is offering to buy my Units?

Our name is RCP TenderCo LLC. We are a Delaware limited liability company.  Our business address is RCP TenderCo LLC, c/o Contrarian Capital Management, L.L.C., 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.  We are not an affiliate of the Partnership or RefcoFund Holdings, LLC, the general partner of the Partnership or its liquidating trustee.  Our phone number is (203) 862-8200. See the “Introduction” and Section 9 of this Offer to Purchase entitled “Certain Information Concerning Purchaser.”

•	What is the class and amount of securities sought in the Offer?

We are seeking to purchase ALL Units of the Partnership. See the “Introduction” and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

•	How much are you offering to pay for my Units and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $120.00 per Unit, net to you in cash, without interest, and subject to any required withholding of taxes. We will pay a pro-rated amount for fractional Units, rounded to the nearest $0.01. If you are the record owner of your Units and you directly tender your Units to us in the Offer, you will not have to pay brokerage fees or similar expenses. However, if you own your Units through a broker or other nominee, and your broker tenders your Units on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such charges. See the “Introduction” to this Offer to Purchase.

In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal (or if you are not a U.S. person, the appropriate IRS Form W-8), you may be subject to required backup withholding. You should also consult your tax advisor regarding the particular tax consequences to you of tendering your Units. See Section 5 of this Offer to Purchase entitled “Certain U.S. Federal Income Tax Consequences.”

•	Will all of the Units I tender be accepted by Purchaser?

Yes. Purchaser desires to purchase ALL Units. The Offer is not subject to any requirement that a minimum number of Units be tendered, nor will there be any proration if more than a certain number of Units are tendered. We will purchase ALL Units properly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. See Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Units.”

•	Do you have the financial resources to pay for the Units?

Yes. We have arranged for sufficient funds from Contrarian Funds, L.L.C., the sole member and the manager of Purchaser, to purchase ALL Units validly tendered, and not properly withdrawn, in the Offer, and to pay related fees and expenses. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

•	Is your financial condition relevant to my decision to tender my Units in the Offer?

We do not think our financial condition is relevant to your decision whether to tender your Units and accept the Offer because (i) the Offer is being made for the Units solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) as described above we have arranged for sufficient funds to purchase ALL Units validly tendered, and not properly withdrawn, in the Offer, and to pay related fees and expenses. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

•	Have you held discussions with the Partnership?

From time to time, our representatives have communicated with the Liquidating Trustee for the Partnership appointed by the Delaware Court of Chancery concerning the interest of our affiliates in acquiring Units. See Section 11 of this Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Partnership.”

•	How long do I have to decide whether to tender my Units in the Offer?

You will have until 5:00 P.M., New York City time, on Tuesday, July 20, 2010, to tender your Units in the Offer, unless we extend the Offer. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Units.”

•	Can you extend the Offer and, if you can, under what circumstances?

We may, in our sole discretion, extend the Offer at any time or from time to time. We might extend the Offer, for instance, if any of the conditions specified in Section 14 of this Offer to Purchase entitled “Conditions of the Offer” are not satisfied prior to the expiration of the Offer.  See Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Units.”

•	How will I be notified if the Offer is extended?

If we extend the Offer, we will notify D.F. King & Co., Inc., the Tender Agent for the Offer, and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

•	What are the most significant conditions to the Offer?

We will not be obligated to purchase any Units that are validly tendered and not withdrawn pursuant to the Offer if the conditions to the Offer are not satisfied at the Expiration Date. The Offer is not conditioned upon any financing arrangements. The following are some of the conditions to consummation of the Offer. The statement of these conditions is qualified in its entirety by Section 14 of this Offer to Purchase entitled “Conditions of the Offer.”

•
Any applicable waiting or review periods (and any extensions thereof) shall have expired or been terminated, and any necessary or advisable consent, approval or clearance shall have been received, under any material applicable law or regulation.

•
Since the date of the Offer, the Partnership shall not have entered into or effectuated any agreement or transaction with any person or entity, or taken any other action, having the effect of impairing the expected economic value to Purchaser of the acquisition of the Units.

•	We shall have received written confirmation from the Partnership that the Partnership will accept for transfer and will transfer to Purchaser all Units accepted for payment by Purchaser in the Offer.

•
There shall be no more than 60,000 Units outstanding, although based on a filing of the Liquidating Trustee in the Delaware Case, Purchaser believes that the actual number of Units outstanding is 43,189.8758.

•	How do I tender my Units?

Any Unit Holder of the Partnership wishing to tender Units in the Offer must deliver a completed Letter of Transmittal to the Tender Agent no later than the time the Offer expires. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Units.”

•	If I tender any Units, when will I get paid?

If all of the conditions of the Offer are satisfied or waived and your Units are accepted for payment, we will pay you promptly following our acceptance of Units for payment in the Offer. See Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Units.”

•	How and until what time may I withdraw previously tendered Units?

To validly withdraw previously tendered Units, you must deliver a written notice of withdrawal, or a facsimile of such notice, to the Tender Agent while you still have the right to withdraw the Units. The notice must contain required information. If you tendered your Units by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Units. You may withdraw Units at any time until the Offer has expired and, if we have not agreed to accept your Units for payment by August 19, 2010, you may withdraw them at any time after that date until we accept Units for payment. Once we accept Units for payment, you will no longer be able to withdraw them.  See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

•	If I decide not to tender, how will the Offer affect my Units?

The tender offer is not likely to have an effect on the Units that remain outstanding following the Offer.  The Partnership is presently in liquidation, and there is no active market for the Units.  While the Partnership is required to file reports with the SEC, it has not done so since it filed a quarterly report on Form 10-Q for the quarter ended September 30, 2005.  Purchaser does not believe that these circumstances will change, irrespective of the results of the Offer. See Section 7 of this Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Units; Exchange Act Registration” and Section 12 of this Offer to Purchase entitled “Purpose of the Offer; Plans for the Partnership.”

•	What is the market value of my Units as of a recent date?

Because the Units are not traded on any national securities exchange or other established trading market for the Units, there is no readily ascertainable market value for the Units as of a recent date. See Section 6 of this Offer to Purchase entitled “Trading Market and Price Range of the Units; Dividends on the Units.”

•	What is the net asset value of the Units?

To Purchaser’s knowledge, the last available calculation of the net asset value per Unit appeared in the Partnership’s last quarterly report on Form 10-Q filed for the quarter ended September 30, 2005.  In subsequent filings with the SEC, the Partnership indicated that it was unable to calculate the net asset value of its investment in the SPhinX Managed Futures Fund, which constitutes substantially all of the assets of the Partnership.

•	How many Units are outstanding?

According to the Partnership’s last quarterly report on Form 10-Q filed by the Partnership on December 1, 2005, as of September 30, 2005, there were 52,385.425 Class 1 units outstanding and 10,309.552 Class 2 units outstanding, or a total of 62,694.977 Units outstanding. In a filing made in the Delaware Case on June 17, 2010, the Liquidating Trustee indicated that there were 43,189.8758 Units outstanding as of December 31, 2005, consisting of 21,771.8819 Class 1 units, 12,747.7344 Class 1-O units, and 8,670.2595 Class 2 units based on documents received by the Liquidating Trustee in connection with its appointment.  See Section 8 of this Offer to Purchase entitled “Certain Information Concerning the Partnership.”

•	What are the United States federal income tax consequences of tendering my Units?

The receipt of cash for Units pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a Unit Holder who is a U.S. citizen or resident who tenders Units pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the amount of cash received, plus the Unit Holder’s share of the Partnership’s liabilities, if any (as determined under section 752 of the Code and the regulations thereunder), and (ii) the Unit Holder’s adjusted tax basis in the Units sold pursuant to the Offer. If the Units exchanged constitute capital assets in the hands of the Unit Holder, such gain or loss will be capital gain or loss, though a portion of such gain will be treated as ordinary income to the extent attributable to such Unit Holder’s share of “unrealized receivables” or “substantially appreciated inventory items” as defined in section 751 of the Code. You should consult your tax advisor about the particular tax consequences to you of tendering your Units in the Offer. See Section 5 of this Offer to Purchase entitled “Certain U.S. Federal Income Tax Consequences.”

•	Who can I consult if I have questions about the Offer?

You can contact the Information Agent for the Offer, D.F. King & Co., Inc., by mail at 48 Wall Street – 22nd Floor, New York, NY 10005, or by phone at either (212) 269-5550 (for banks and brokers) or (800) 488-8095.

Glossary of Defined Terms

In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.  Terms used but not otherwise defined herein shall have the following meanings:

Term	Definition

Bankruptcy Code	Chapter 11 of title 11 of the United States Code

Code	Internal Revenue Code of 1986, as amended

Contrarian Capital Management	Contrarian Capital Management, L.L.C., a Delaware limited liability company, and the manager of Contrarian Funds

Contrarian Funds	Contrarian Funds, L.L.C., a Delaware limited liability company, and the sole member and the manager of Purchaser

Contrarian Parties	Purchaser, Contrarian Funds, Contrarian Capital Management and Jon R. Bauer, collectively

Delaware Case	In re Refco Public Commodity Pool, L.P., CA Mp. 2451-VCS pending before the Chancery Court of the State of Delaware

Exchange Act	Securities Exchange Act of 1934, as amended

Expiration Date
5:00 P.M., New York City time, on Tuesday, July 20, 2010, unless and until we determine to extend the period of time for which the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire

General Partner	RefcoFund Holdings, LLC, the general partner of the Partnership

Information Agent	D.F. King & Co., Inc., the information agent for the Offer

Letter of Transmittal	Agreement to Transfer and Letter of Transmittal

Liquidating Trustee	MAA, LLC, the liquidating trustee of the Partnership

Offer	Offer to Purchase and the Letter of Transmittal (together, as they may be amended from time to time)

Offer Conditions	The conditions to the Offer set forth in Section 14 of the Offer to Purchase entitled “Conditions of the Offer”

Offer Price	$120.00 per Unit, pro-rated for fractional Units, net to the Unit Holder in cash, without interest and subject to any applicable withholding taxes

Partnership	Refco Public Commodity Pool, L.P., a Delaware limited partnership

Partnership Agreement	Amended & Restated Limited Partnership Agreement of the Partnership, dated as of July 1, 2005

Purchaser	RCP TenderCo LLC, a Delaware limited liability company

RCM	Refco Capital Markets, Ltd.

SEC	Securities and Exchange Commission

Tender Agent	D.F. King & Co., the depositary and tender agent for the Offer

TIN	A Unit Holder’s taxpayer identification number

Unit Holders	Limited partners of the Partnership

Units	The Class 1 units (including Class 1-O units) and Class 2 units of the Partnership

To the Unit Holders of Refco Public Commodity Pool, L.P.:

INTRODUCTION

RCP TenderCo LLC, a Delaware limited liability company, is offering to purchase, at a price of $120.00 net per Unit in cash without interest, any and all outstanding Class 1 units (including Class 1-O units) and Class 2 units of Refco Public Commodity Pool, L.P., a Delaware limited partnership, on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal. We will pay a pro-rated amount for fractional Units, rounded to the nearest $0.01.

The Partnership is in liquidation in the Court of Chancery of the State of Delaware. According to materials filed with the Delaware Chancery Court, the Liquidating Trustee of the Partnership is MAA, LLC, whose address is c/o Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, DE 19801, Attn: Russell C. Silberglied.

Tendering Unit Holders who are record owners of their Units and tender directly to D.F. King & Co., Inc., the Tender Agent of the Offer, will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, share transfer taxes with respect to the purchase of Units by Purchaser pursuant to the Offer. However, Unit Holders that do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or if such Unit Holder is not a U.S. person, the appropriate IRS Form W-8) may be subject to a U.S. federal backup withholding at the current rate of 28% of the gross proceeds payable to such Unit Holder. Unit Holders who hold their Units in street name (that is, through a broker, bank or other nominee), should consult such institution as to whether it charges any service fees in connection with the tender of such Units; Purchaser will not pay any such fees. Purchaser will pay all fees and expenses of D.F. King & Co., Inc., which is also acting as the information agent for the Offer, incurred in that capacity in connection with the Offer.

The Offer is conditioned upon, among other things, that (1) any applicable waiting or review periods (and any extensions thereof) shall have expired or been terminated, and any necessary or advisable consent, approval or clearance shall have been received, under any material applicable law or regulation, which we refer to as the Regulatory Condition; (2) the Partnership shall not have entered into or effectuated any agreement or transaction with any person or entity, or taken any other action, having the effect of impairing Purchaser’s ability to acquire the Units or otherwise diminishing the expected economic value to Purchaser of the acquisition of the Units, which we refer to as the Impairment Condition; (3) we shall have received written confirmation from the Partnership that the Partnership will accept for transfer and will transfer to Purchaser all Units accepted for payment in accordance with the terms of the Offer, which we refer to as the Transfer Condition; and (4) there shall be no more than 60,000 Units outstanding, which we refer to as the Unit Condition, although based on a filing of the Liquidating Trustee in the Delaware Case, Purchaser believes that the actual number of Units outstanding is 43,189.8758.  There is no financing condition to the Offer. Other conditions to the Offer are described in Section 14 of this Offer to Purchase entitled “Conditions of the Offer.”

In the event that the Partnership declares a dividend or distribution with respect to the Units prior to expiration of the Offer, the sale of Units to us in the Offer would include any and all such dividends or distributions, including any rights, other Units or other securities, issued, paid or distributed or issuable, payable or distributable in respect of such Units on or after the date that we commenced the Offer, in accordance with and subject to the terms and conditions of the Offer. We may also terminate the Offer in the event such dividend or distribution is declared.

Purchaser estimates that the total funds required to purchase all Units, if all Units are validly tendered pursuant to the Offer, and to pay all related costs and expenses will be approximately $5,300,000. Purchaser will obtain such funds from Contrarian Funds, L.L.C., the sole member and the manager of Purchaser. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

We reserve the right (subject to the applicable rules and regulations of the SEC) to amend or waive any one or more of the terms and conditions of the Offer.

The information contained in this Offer to Purchase concerning the Partnership is based on information contained in documents filed by the Partnership with the SEC and reports filed by the Liquidating Trustee with the Delaware Court of Chancery. Purchaser assumes no responsibility for the accuracy or completeness of such information. The information contained in this Offer to Purchase concerning the Offer and Purchaser was supplied by Purchaser.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for ALL Units validly tendered and not withdrawn in accordance with Section 4 of this Offer to Purchase on or prior to the Expiration Date. The term “Expiration Date” means 5:00 P.M., New York City time, on Tuesday, July 20, 2010, unless and until we determine to extend the period of time for which the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire.

Subject to any applicable rules and regulations of the SEC, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by notifying the Tender Agent and by making a public announcement of the extension. During any extension, all Units previously tendered and not withdrawn will remain subject to the Offer and the right of a tendering Unit Holder to withdraw Units. See Section 4 of this Offer to Purchase.

The Offer is subject to the conditions set forth in Section 14 of this Offer to Purchase entitled “Conditions of the Offer,” which include, among other things, satisfaction of the Regulatory Condition, the Impairment Condition, the Transfer Condition  and the Unit Condition described in the Introduction to this Offer to Purchase. If any condition is not satisfied, we may (i) terminate the Offer, and therefore not accept for payment or pay for any Units, and return all tendered Units to tendering Unit Holders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4 of this Offer to Purchase entitled “Withdrawal Rights,” retain all such Units until the expiration of the Offer as so extended, (iii) waive all conditions to the Offer that remain unsatisfied and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Units validly tendered and not withdrawn on or prior to the Expiration Date or (iv) delay acceptance for payment or payment for Units, subject to applicable law (including Rule 14e-1(c) under the Exchange Act), until satisfaction or waiver of the conditions to the Offer. See Section 14 of this Offer to Purchase. Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Units tendered promptly after the termination or withdrawal of the Offer.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Units or are unable to accept Units for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Tender Agent, acting on our behalf, may retain tendered Units, and such Units may not be withdrawn except to the extent tendering Unit Holders are entitled to withdrawal rights as described herein under Section 4 of this Offer to Purchase. However, our ability to delay the payment for Units that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of Unit Holders promptly after the termination or withdrawal of such bidder’s offer.

If we make any material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances then existing, including the relative materiality of the changes. In general, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to Unit Holders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price and percentage of securities sought, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to Unit Holders. Accordingly, if, prior to the Expiration Date, we decrease the number of Units being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Units, we will extend the Offer at least until the expiration of that period of ten (10) business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2.	Acceptance for Payment and Payment for Units

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 14 of this Offer to Purchase, Purchaser will accept for payment and will pay for ALL Units validly tendered and not properly withdrawn on or prior to the Expiration Date promptly after the Expiration Date.  Purchaser will not provide a subsequent offering period following the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, ALL Units validly tendered and not properly withdrawn, if and when we give written notice to the Tender Agent of our acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by the Tender Agent for all Units that have been accepted for payment. Upon the deposit of such funds with the Tender Agent, Purchaser’s obligation to make such payment shall be satisfied, and tendering Unit Holders must thereafter look solely to the Tender Agent for payment of amounts owed to them by reason of the acceptance for payment of Units pursuant to the Offer. Under no circumstances will we pay interest on the purchase price for Units, regardless of any extension of the Offer or any delay in making such payment.

In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by D.F. King & Co., Inc., acting as Tender Agent, of the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal.

If, prior to the Expiration Date, we increase the price offered to holders of Units in the Offer, we will pay the increased price to all holders of Units that we purchase in the Offer, whether or not the Units were tendered before the change in price.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our subsidiaries or affiliates, the right to purchase all or any portion of the Units tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Units validly tendered and accepted for payment in the Offer. We do not currently intend to effect such a transfer or assignment.

3.	Procedures for Accepting the Offer and Tendering Units

Valid Tenders.  Except as set forth below, in order for you to validly tender Units in the Offer, the Tender Agent must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, and any other documents required by the Letter of Transmittal at the address set forth at the end of this Offer to Purchase on or prior to the Expiration Date.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and the delivery will be deemed made only when actually received by the Tender Agent. In all cases, sufficient time should be allowed to ensure timely delivery.

Representation and Warranty.  The tender of Units will constitute the tendering Unit Holder’s acceptance of the Offer, as well as the tendering Unit Holder’s representation and warranty that (i) such Unit Holder has the full power and authority to tender, sell, assign and transfer the Units tendered, as specified in the Letter of Transmittal, and (ii) when the Units are accepted for payment by us, and subject to the satisfaction of any procedures for transfer of the Units required under the Partnership Agreement, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Units tendered pursuant to the Offer will constitute a binding agreement between the tendering Unit Holder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment.  By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Units that you tender and that we accept for payment and with respect to any and all other Units and other securities or rights issued or issuable in respect of those Units on or after the date of this Offer to Purchase.  Without limitation, in the event that, after the date the Offer is commenced, the Partnership makes a dividend or distribution, including a liquidating distribution, of cash, securities (including additional Units) or other property or assets prior to the time that the Units that we purchase in the Offer are transferred to Purchaser or its designee of record, you irrevocably appoint our designees as your agents and attorneys-in-fact, to direct the Partnership to transfer to Purchaser or its designee all such cash, securities or other property or assets received in respect of the Units tendered by you and accepted for payment by Purchaser in the Offer. All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Units. This appointment will be effective when, and only to the extent that, we accept your Units for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all prior attorneys, proxies and consents given by you with respect to such Units and such other securities or rights will be revoked without further action, and no subsequent powers of attorney and proxies may be given nor any subsequent written consents executed by you (and, if given or executed, will not be deemed effective).

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties to the fullest extent permitted by law. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Units of any particular Unit Holder, whether or not similar defects or irregularities are waived in the case of other Unit Holders. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, nor any of its affiliates or assigns, the Information Agent, the Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by applicable law.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Tender Agent may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup withholding with respect to payments to certain Unit Holders of the Offer Price for Units purchased pursuant to the Offer, each such Unit Holder must provide the Tender Agent with such Unit Holder’s correct TIN and certify that such Unit Holder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal (or appropriate Form W-8, if you are a Non-U.S. person). Certain Unit Holders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a Unit Holder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the Unit Holder and payment to the Unit Holder pursuant to the Offer may be subject to backup withholding. All Unit Holders surrendering Units pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Unit Holders who are Non-U.S. persons should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Tender Agent) in order to avoid backup withholding. Such Unit Holders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Units pursuant to the Offer are irrevocable. You may withdraw Units that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, at any time after August 19, 2010.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Units or are unable to accept for payment or pay for Units pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Tender Agent, acting on our behalf, may retain all Units tendered, except that such Units may be withdrawn, as provided in this Section 4.

In order for your withdrawal to be effective, you must timely deliver a written or facsimile transmission notice of withdrawal to the Tender Agent at the addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, and the number and class of Units that you want to withdraw.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding to the extent permitted by law. None of Purchaser, its affiliates or assigns, the Information Agent, the Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Units may not be rescinded. Any Units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Units may be re-tendered at any time on or before the Expiration Date by following the procedures described in Section 3 hereof.

5.	Certain U.S. Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that are generally applicable to Unit Holders who are U.S. persons (defined below) who exchange such Units for cash pursuant to the Offer. This discussion is based on currently existing federal income tax laws, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the Offer that are described below. Unit Holders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Unit Holder in light of their individual circumstances. For example, this discussion does not address the tax consequences of the Offer to Unit Holders who are dealers in securities, who are Non-U.S. persons, or who do not hold their Units as capital assets. Nor does it address the tax consequences of the Offer to Unit Holders who acquired their Units as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction or as compensation. It also does not address Unit Holders who are otherwise subject to special tax treatment under the Code (such as financial institutions, insurance companies, tax-exempt entities and regulated investment companies). In addition, the following discussion does not address the tax consequences of the Offer to Unit Holders under foreign, state, or local tax laws. Finally, the following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes, as reflected in the Partnership Agreement.

All Unit Holders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer, including the applicable federal, state, local and foreign tax consequences.

THE FOLLOWING SUMMARY WAS NOT INTENDED OR WRITTEN TO BE USED AND CANNOT BE USED FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THE FOLLOWING SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY US OF THE OFFER. EACH UNIT HOLDER SHOULD SEEK ADVICE BASED ON HIS/HER PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

For purposes of this discussion, a “U.S. person” means (i) a citizen or individual resident of the United States, as determined for United States federal income tax purposes, including an individual who is resident in the United States by reason of a physical presence in the United States during the year or by virtue of lawful permanent residence; (ii) a corporation or other entity treated as a corporation which is created or organized under the law of the U.S., any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust was in existence on August 20, 1996, and properly elected to be treated as a U.S. person. For purposes of this discussion, the term “Non-U.S. person” means a Unit Holder, other than a partnership, who is not a U.S. person.

In general, the receipt of cash by Unit Holders pursuant to the Offer will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a tendering Unit Holder who is a U.S. person would generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received, plus the Unit Holder’s share of the Partnership’s liabilities, if any (as determined under section 752 of the Code and the regulations thereunder), and (ii) the Unit Holder’s adjusted tax basis for the Units that are tendered and purchased pursuant to the Offer. Generally, a Unit Holder has a single tax basis in all of its Units.  The adjusted tax basis in the Units of a Unit Holder will depend upon individual circumstances, and will be adjusted for such Unit Holder’s allocable share of the Partnership’s income or loss for the period through the date of consummation of the Offer.  If tendered Units are held by a tendering Unit Holder as capital assets, that gain or loss will be a capital gain or loss, except to the extent attributable to such Unit Holder’s share of “unrealized receivables” or “substantially appreciated  inventory  items” as defined in section  751 of the Code, which will be treated as ordinary income.  It is possible that the basis allocation rules of section 751 of the Code may result in a Unit Holder’s recognizing ordinary income with respect to the portion of the Unit Holder’s amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit. Any capital gain or loss will be long term if, as of the date of the disposition of its Units, the Unit Holder held such Units for more than one year, or will be short term if, as of such date, the Unit Holder held such Units for one year or less. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at a maximum tax rate of 15% (for 2010). There are certain limitations on the deductibility of capital losses.

The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes.  It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer.  A tax termination of the Partnership could have an effect on a corporate or other non-individual Unit Holder whose tax year is not the calendar year, as such a Unit Holder might recognize more than one year’s Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

A Unit Holder whose Units are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Tender Agent or an exemption applies. See Section 3 of this Offer to Purchase. In addition, information statements will be provided to each Unit Holder whose Units are purchased by us (and will also be provided to the IRS), reporting the amount of the payment made to each such Unit Holder (except with respect to Unit Holders that are exempt from the information reporting rules, such as corporations).

6.	Trading Market and Price Range of the Units; Dividends on the Units

The Units are not traded on any national securities exchange or other established trading market.  Accordingly, high and low reported closing sale price per Unit are not available for the Partnership. Purchaser is unaware of any trading activity in the Units or dividends having been paid on the Units at least within the past three years.

7.	Possible Effects of the Offer on the Market for the Units; Exchange Act Registration

Possible Effects of the Offer on the Market for the Units.  The Partnership is presently in liquidation, and there is no active market for the Units.  Furthermore, the Units are not traded on any national securities exchange or other established trading market.  Accordingly, the tender offer is not likely to have an effect on the market for Units that remain outstanding following the Offer.

Exchange Act Registration.  The Units are currently registered under the Exchange Act.  However, while the Partnership is required to file reports with the SEC, it has not filed any annual or quarterly report since its quarterly report on Form 10-Q for the quarter ended September 30, 2005, and the Partnership has not filed any other report with the SEC since its current report on Form 8-K dated June 29, 2006.  The purchase of the Units pursuant to the Offer may result in the Units becoming eligible for deregistration under the Exchange Act. Such registration may be terminated upon application of the Partnership to the SEC if the Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Units under the Exchange Act, assuming there are no other securities of the Partnership subject to registration, would substantially reduce the information required to be furnished by the Partnership to its Unit Holders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Partnership, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with Unit Holders’ meetings and the related requirement of furnishing an annual report to Unit Holders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions.

8.	Certain Information Concerning the Partnership

According to the Partnership’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005, the Partnership is a Delaware limited partnership. According to the Form 10-Q, the Partnership was designed to seek returns that substantially track the Standard & Poor’s Managed Futures Index, before expenses of the Partnership.  RefcoFund Holdings, LLC, the general partner of the Partnership, pursued the Fund’s investment objective by allocating substantially all of the Partnership’s assets to SPhinX Managed Futures Fund SPC, which is a Cayman Islands segregated portfolio company. This fund was designed to track the Standard & Poor’s Managed Futures Index, and thus provide the Partnership’s Unit Holders with exposure to a broad cross section of systematic managed futures strategies through a single investment. To Purchaser’s knowledge, the last available calculation of the net asset value per Unit appeared in the Partnership’s last quarterly report on Form 10-Q filed for the quarter ended September 30, 2005.

On October 17, 2005, Refco, Inc., the ultimate patent of the General Partner, filed for protection under the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.  Shortly thereafter, the Partnership entered liquidation proceedings in the Court of Chancery of the State of Delaware. That case is captioned as In re Refco Public Commodity Pool, L.P., CA Mp. 2451-VCS and is referred to as the Delaware Case.  The Liquidating Trustee is MAA, LLC, and its address is c/o Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, DE 19801, Attn: Russell C. Silberglied.

RCM, an affiliate of Refco and a Bermuda company, filed a petition under the Bankruptcy Code and was placed into joint voluntary liquidation in Bermuda on the same date that Refco, Inc. filed for bankruptcy protection.  Before the bankruptcy filing, RCM, at the direction of the investment manager of SPhinX Managed Futures Funds transferred approximately $312 million out of RCM that RCM held on behalf of SPhinX Managed Futures Funds to Sphinx Managed Futures Fund.  The Official Committee of Unsecured Creditors of Refco, Inc. filed an action to avoid and recover this transfer as an alleged preference.  The court in the Refco, Inc. bankruptcy case issued a temporary restraining order freezing the proceeds of the transfer.  Purchaser understands that this order remains in effect and prevents SPhinX Managed Futures Fund from transferring these funds to its creditors, including the Partnership.  On June 30, 2006, the SPhinX Managed Futures Fund, along with many of its affiliates, was placed in voluntary liquidation in the Cayman Islands.

The Partnership has a claim against the SPhinX Managed Futures Fund for the amount of its investment in that fund.  Following the commencement of the preference action, the Partnership reported that it was unable to calculate the net asset value of its interest in the SPhinX Managed Futures Fund.  Purchaser is unaware of any net asset value for the Partnership published or otherwise disclosed by or on behalf of the Partnership since that time.

According to the Partnership’s last quarterly report on Form 10-Q filed by the Partnership with the SEC on December 1, 2005, as of September 30, 2005, there were 52,385.425 Class 1 units outstanding and 10,309.552 Class 2 units outstanding, or a total of 62,694.977 Units outstanding.  In a filing made in the Delaware Case on December 15, 2009, the Liquidating Trustee reported that the liquidators of SPhinX Managed Futures Fund and affiliates asserted that the Partnership redeemed $12.5 million from SPhinX Managed Futures Fund between October and December 2005.  In a filing made in the Delaware Case on June 17, 2010, the Liquidating Trustee indicated that there were 21,771.8819 Class 1 units outstanding, 12,747.7344 Class 1-O units outstanding, and 8,670.2595 Class 2 units outstanding, or a total of 43,189.8758 Units outstanding, as of December 31, 2005. In that filing, the Liquidating Trustee stated that these figures were based on documents received by the Liquidating Trustee in connection with its appointment, and that it had not audited or otherwise confirmed such figures.

Available Information.  The Partnership is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. However, the Partnership has not filed any periodic reports with the SEC since its quarterly report on Form 10-Q for the quarter ended September 30, 2005 and has not filed any reports with the SEC since its current report on Form 8-K filed on June 29, 2006.  The reports and other information filed by the Partnership with the SEC prior to this time can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Partnership’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates.

In addition, the Liquidating Trustee in the Delaware Case files quarterly interim reports with the Court of Chancery of the State of Delaware.  Copies of such material may be obtained from the Chief Register, Register of Chancery, P.O. Box 424, Georgetown, DE 19946 at prescribed rates.

The information concerning the Partnership in this document has been taken from or based upon publicly available documents on file with the SEC and documents filed by the Liquidating Trustee in the Delaware Case and is qualified in its entirety by reference thereto. None of Purchaser, the Information Agent, the Tender Agent or their respective affiliates can take any responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Partnership to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, the Information Agent or the Tender Agent.

9.	Certain Information Concerning Purchaser

Purchaser is a Delaware limited liability company formed on May 14, 2010 for the purpose of pursuing the present Offer to acquire Units. Purchaser’s address is RCP TenderCo LLC, c/o Contrarian Capital Management, L.L.C., 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.  Purchaser’s phone number is (203) 862-8200.

Contrarian Funds, which is the sole member and the manager of Purchaser, has committed to contribute sufficient funds to purchase all Units validly tendered in the Offer, and to pay related fees and expenses.  Contrarian Capital Management is the manager of Contrarian Funds, and Jon. R. Bauer is the managing member of Contrarian Capital Management. None of Purchaser, Contrarian Funds, Contrarian Capital Management or Jon R. Bauer, who are referred to as the Contrarian Parties, is an affiliate of the Partnership, the General Partner or the Liquidating Trustee.  The principal business of each of the Contrarian Parties is investment in securities.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each manager, executive officer and controlling member of each of the Contrarian Parties are set forth on Schedule I attached to this Offer to Purchase.  None of the Contrarian Parties beneficially own any Units, nor has any Contrarian Party previously entered into a transaction with respect to the Units.

Neither Purchaser nor, to the best knowledge of Purchaser after reasonable inquiry, any of the persons listed in Schedule I attached to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Units; and neither Purchaser nor, to the best knowledge of Purchaser after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units during the past sixty (60) days.

Except as described in this Offer to Purchase, neither Purchaser nor, to the best knowledge of Purchaser after reasonable inquiry, any of the persons listed in Schedule I attached to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, neither Purchaser nor, to the best knowledge of Purchaser after reasonable inquiry, any of the persons listed on Schedule I attached to this Offer to Purchase, has had any business relationship or transaction with the Partnership or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser or, to the best knowledge of Purchaser after reasonable inquiry, any of the persons listed in Schedule I attached to this Offer to Purchase, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Units, an election of directors or the equivalent or a sale or other transfer of a material amount of assets.

Neither Purchaser nor, to the best knowledge of Purchaser after reasonable inquiry, any of the persons listed on Schedule I attached to the Offer of Purchase, has during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Purchaser filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and certain exhibits to such Schedule TO. You may inspect or copy these documents and other information, including such Schedule TO and the exhibits thereto, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Partnership’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates.

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. Because we are paying cash to purchase any and all outstanding Units in the Offer, and we and our affiliates have sufficient cash resources to pay the aggregate purchase price in the Offer, we believe that the business, financial condition and results of Purchaser and its affiliates are not material to a decision by a holder of Units whether to sell, hold or tender Units in the Offer.

Purchaser estimates that the total funds required to purchase all Units, if all Units are validly tendered pursuant to the Offer, and pay all related costs and expenses will be approximately $5,300,000, and Purchaser will obtain such funds from its sole member and manager, Contrarian Funds. The amount is based on there being a total of 43,189.8758 Units outstanding as indicated by the Liquidating Trustee in a filing in the Delaware Case made on June 17, 2010.  The Offer is conditioned, however, on there being no more than 60,000 Units outstanding. If such were the number of Units outstanding, the total funds required to purchase all Units and pay related costs and expenses would be approximately $7,300,000.

11.	Background of the Offer; Past Contacts or Negotiations with the Partnership

Affiliates of the Contrarian Parties are the owners of several different types of claims against the SPhinX Managed Futures Fund and its affiliates.

An affiliate of Purchaser has applied to become a representative party in the liquidation proceedings of SPhinX Managed Futures Fund and certain of its affiliates in the Grand Court of the Cayman Islands.  A representative party is a party appointed by the court to argue certain issues on behalf of a particular creditor constituency.   If Purchaser’s affiliate is selected to become a representative party, it is possible that in the future the affiliate would come into possession of non-public information concerning SPhinX Managed Futures Fund and/or its affiliates.  Purchaser will assure, however, that its affiliate will not receive any such information until either the Offer has been terminated or Purchaser has accepted Units for payment in the Offer.  Certain information with respect to the liquidation proceedings of SPhinX Managed Futures Fund and its affiliates in the Grand Court of the Cayman Islands is available at www.sphinxfunds.com.

Representatives of the Contrarian Parties have had communications from time to time with representatives of the Liquidating Trustee concerning the interest of the Contrarian Parties in purchasing Units.  On May 11, 2010 and in subsequent conversations, representatives of the Contrarian Parties notified representatives of the Liquidating Trustee of their intention to commence the Offer.

None of the Contrarian Parties, nor any of their affiliates, own any Units.

12.	Purpose of the Offer; Plans for the Partnership

Purchaser is acquiring the Units pursuant to the Offer solely for investment purposes. Purchaser and its affiliates believe that when and if the Partnership realizes on its claims against SPhinX Managed Futures Fund, the amount per Unit available for distribution to the Unit Holders may exceed the Offer Price.  Purchaser understands, however, that there is no assurance as to the amount the Partnership will recover against SPhinX Managed Futures Fund, the timing of such recovery, the amount of the recovery that will be available for distribution to Unit Holders or the timing of any such distribution.  The Offer provides an opportunity to Unit Holders who do not wish to be subject to these uncertainties and who desire current liquidity to sell their Units.

Purchaser has no present plans or proposals that would relate to or result in: (i) any extraordinary transaction involving the Partnership, such as a merger, reorganization or liquidation; (ii) a purchase, sale or transfer of a material amount of assets of the Partnership; (iii) any material change in the Partnership’s capitalization, indebtedness or dividend policy; (iv) any change in the management of the Partnership; or (v) any other material change in the Partnership’s structure or business. See Section 7 of this Offer to Purchase.

Subsequent to the consummation of the Offer, Purchaser may seek to acquire additional Units through open market purchases (if such a market were to develop), privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Units that we may acquire.

13.	Dividends and Distributions

If, on or after the date of this Offer to Purchase, the Partnership should split, combine or otherwise change the Units or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Units or issue or sell any additional Units, Units of any other class or series of capital stock, or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under Section 14 of this Offer to Purchase entitled “Conditions of the Offer,” we may, in our sole discretion, either terminate the Offer or make such adjustments in the Offer Price and other terms of the Offer as we deem appropriate, including the number or type of securities to be purchased.

If, on or after the date of this Offer to Purchase, the Partnership should declare or pay any dividend on the Units or any distribution, including a liquidating distribution, with respect to the Units (including the issuance of additional Units or other securities or rights to purchase any securities) that is payable or distributable to Unit Holders of record on a date prior to the transfer to our name or the name of our designee on the Partnership’s records of the Units purchased pursuant to the Offer, then, without prejudice to our rights under Section 14 of this Offer to Purchase entitled “Conditions of the Offer,” (i) if such dividend or distribution is paid in cash prior to our acceptance of Units for purchase in the Offer, the Offer Price payable by us pursuant to the Offer may be reduced to the extent of any such cash dividend or distribution and (ii) if the Offer Price is not so reduced, such cash dividend or distribution and any such non-cash dividend or distribution received or to be received by the tendering Unit Holders in respect of Units that we accept for payment in the Offer will (a) be received and held by the tendering Unit Holders for our account and will be required to be promptly remitted and transferred by each tendering Unit Holder to the Tender Agent, accompanied by appropriate documentation of transfer or (b) be exercised for our benefit at our direction, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as we determine in our sole discretion. Accordingly, in the event that the Partnership declares a dividend or distribution with respect to the Units prior to the time that the Units that we purchase in the Offer are transferred to us or our designee (to the extent that the Offer Price has not been reduced in respect thereof), the sale of Units to us in the Offer would include any and all such dividends, distributions, rights, other Units or other securities issued, paid or distributed or issuable, payable or distributable in respect of such Units on or after the date that we commenced the Offer, in accordance with and subject to the terms and conditions of the Offer.

14.	Conditions of the Offer

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time, in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Units promptly after termination or expiration of the Offer)), pay for, any Units, and may extend, terminate or amend the Offer and may postpone the acceptance for payment of any Units tendered, if immediately prior to expiration of the Offer, in the reasonable judgment of Purchaser, the Regulatory Condition, the Impairment Condition, the Transfer Condition or the Unit Condition shall not have been satisfied, or at any time on or after the date of this Offer to Purchase, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:

(i)  there is threatened, instituted or pending any litigation, suit, claim, action, proceeding or investigation by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any supranational, national, foreign, domestic, federal, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court (including the Court of Chancery of the State of Delaware), tribunal or judicial or arbitral body (a “Governmental Authority”) (a) challenging or seeking to, or which, in our reasonable judgment, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make materially more costly, or in which there are allegations of any violation of any law, rule or regulation relating to, the making of or terms of the Offer or the provisions of this Offer to Purchase, the acceptance for payment of or payment for some or all of the Units by us or any of our affiliates, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (c) seeking to, or which in our reasonable judgment is reasonably likely to, restrain, prohibit or limit the exercise of our full rights of ownership or operation by us or any of our affiliates of all or any portion of the Units accepted for purchase in the Offer or to compel us or any of our affiliates to dispose of or hold separate all or any portion of the Units accepted for purchase in the Offer or any claims of our affiliates against Sphinx Managed Futures Fund and its affiliates, (d) seeking to, or which in our reasonable judgment is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws in connection with the making of the Offer, the acceptance for payment of or payment for some or all of the Units by us or any of our affiliates, including, without limitation, limitations on our ability or that of any of our affiliates effectively to exercise full rights of ownership of the Units, including, without limitation, the right to vote any Units acquired or owned by us or any of our affiliates on all matters properly presented to the Partnership’s Unit Holders, (e) seeking to require divestiture by us or any of our affiliates of any Units or any claims of our affiliates against Sphinx Managed Futures Fund and its affiliates, (f) seeking, or which in our reasonable judgment is reasonably likely to result in, any material diminution in the benefits expected to be derived by us or any of our affiliates as a result of the transactions contemplated by the Offer, (g) imposing or seeking to impose any condition to the Offer which in our reasonable judgment is unacceptable to us, (h) that in our reasonable judgment could otherwise prevent, materially adversely affect or materially delay consummation of the Offer or (i) that otherwise, in our reasonable judgment, might materially adversely affect us or any of our affiliates or has or may have material adverse significance with respect to the economic value of the Units to us or any of our affiliates; or

(ii)  any action is taken, or any statute, rule, regulation, judgment, injunction, order or decree, legislation or interpretation is proposed, enacted, threatened, enforced, promulgated, issued or deemed applicable by any Governmental Authority to (a) us, the Partnership or any affiliate of us or the Partnership or (b) the Offer, the acceptance for payment of or payment for Units, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (i) of paragraph (i) above; or

(iii)  any event, condition, circumstance, change or effect (or any development or threatened development involving a prospective change) shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this Offer to Purchase that, individually or in the aggregate with any other facts, have or may have, in our reasonable judgment, material adverse significance with respect to the economic value of the Units to us or any of our affiliates; or

(iv)  there occurs (a) any change or development in the general political, market, economic or financial conditions in the United States or abroad that could, individually or in the aggregate, in our reasonable judgment, have a material adverse effect on the economic value of, the Units, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) any material change (or development or threatened development involving a prospective material change) in the United States dollar or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (d) any material adverse change in the U.S. securities or financial markets, (e) the commencement of a war, armed hostilities or the occurrence of any other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving, the United States, (f) any limitation (whether or not mandatory) by any Governmental Authority on, or any other event that, in our reasonable judgment, might materially adversely affect, the extension of credit by banks or other financial institutions or (g) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(v)  (a) a tender or exchange offer for any Units has been publicly proposed to be made or has been made by another person (including the Partnership or any of its affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the Units or any other units of limited partnership interest or other equity interest in the Partnership that may be issued after the date of this Offer, or (b) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of any Units or a merger, consolidation or other business combination with or involving the Partnership or made a public announcement reflecting an intent to acquire the Partnership or any assets or securities of the Partnership; or

(vi)  the Partnership has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Units or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Units or other securities, (c) issued, pledged, distributed or sold, or authorized or proposed the issuance, pledge, distribution or sale of, any additional Units, or any other units of limited partnership interest or other equity interest in the Partnership or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any Units, (d) declared, paid or proposed to declare or pay any dividend or other distribution, whether payable in cash, securities or other property or assets, on any Units or any other units of limited partnership interest or other equity interest in the Partnership, (e) issued or sold, or authorized or proposed the issuance or sale of, any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt, (f) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement, an agreement in principle, an arrangement or an understanding with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of the Partnership (other than the filing of the Delaware Case), including without limitation any settlement, compromise, modification, relinquishment or discharge of all or any portion of its claim against the SPhinX Managed Futures Fund, (g) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement, agreement in principle, arrangement or understanding with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to the economic value of the Units to us or any of our affiliates, (h) amended, or authorized or proposed any amendment to, its certificate of limited partnership or the Partnership Agreement (or other similar constituent documents) or (i) agreed in writing or otherwise to take any of the foregoing actions; or

(vii)  we become aware that any material contractual right or claim of the Partnership, including its claim against the SPhinX Managed Futures Fund, has been or will be impaired or otherwise adversely affected; or

(viii)  any required approval, permit, authorization, favorable review, clearance, action or non-action, waiver or consent of any Governmental Authority (including the matters described or referred to in Section 15 of this Offer to Purchase entitled “Certain Legal Matters” other than in connection with the Regulatory Condition) shall not have been obtained on terms satisfactory to Purchaser in its reasonable judgment or any waiting periods for such clearances or approvals shall not have expired; or

(ix)  if the Delaware Case is terminated or is converted into a proceeding under title 11 of the United States Code or if the Partnership is liquidated, dissolves or otherwise winds up its business or affairs, including pursuant to the Delaware Case.

The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by us in our sole discretion regardless of the circumstances (including any action or omission by us) giving rise to any such condition (unless arising as a result of any action or inaction on the part of Purchaser or any affiliate of Purchaser to the extent that, under applicable law, such action or inaction prohibits an assertion that such condition has not been satisfied) or may be waived by Purchaser in its sole discretion in whole or in part at any time or from time to time on or prior to the expiration of the Offer provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to the expiration of the Offer. Subject to any applicable rules and regulations of the SEC, including the obligation to extend the Offer to the extent such a waiver constitutes a material change in the terms of the Offer, Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. A waiver of any of the material conditions to the Offer will be followed as promptly as practicable by a public announcement thereof. The failure by Purchaser at any time to exercise any of its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties to the fullest extent permitted by law.

The Offer is not subject to any requirement that a minimum number of Units be tendered, nor will there be any proration if more than a certain number of Units are tendered.

15.	Certain Legal Matters

General.  Except as set forth herein, Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by Purchaser pursuant to the Offer. Purchaser’s obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

State Takeover Statutes.  The Partnership was formed under the laws of the State of Delaware, which currently does not have any takeover statute applicable to limited partnerships.  However, it is a condition to the Offer that no state or federal statute impose a material limitation on Purchaser’s right to acquire the Units pursuant to the Offer.  If this condition is not met, Purchaser may terminate or amend the Offer. If any person seeks to apply any state takeover statute, Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings.  If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer.  In such case, Purchaser may not be obligated to accept for payment or pay for Units tendered.  See Section 14 of this Offer to Purchase entitled “Conditions of the Offer.”

16.	Fees and Expenses

D.F. King & Co., Inc. will act as both the Information Agent and the Tender Agent in connection with the Offer. The Information Agent may contact holders of Units by mail, telephone, facsimile, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Units.  D.F. King & Co., Inc. will receive reasonable and customary compensation for its services. Purchaser has also agreed to reimburse D.F. King & Co., Inc. for certain reasonable out of pocket expenses and to indemnify D.F. King & Co., Inc. against certain liabilities and expenses in connection with its services, including certain liabilities under the United States federal securities laws.

Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed upon request by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Employees of affiliates of Purchaser may solicit tenders of Units without any additional compensation.  Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

17.	Miscellaneous

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Units in connection therewith would not be in compliance with the valid laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with an applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Units residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC the Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. A copy of such documents and any amendments thereto, including exhibits, when available, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 of this Offer to Purchase.

Cautionary Note Regarding Forward-Looking Statements.  This Offer to Purchase contains, in addition to historical information, certain forward-looking statements. All statements included in this Offer to Purchase concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future, including statements that contain the words “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates,” “may,” “will,” “could,” “should” and other similar words and phrases, are forward looking statements. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements.

We undertake no obligation to update the forward-looking statements contained in this Offer to Purchase or the related Letter of Transmittal or to update the reasons why actual results could differ from those discussed in such forward-looking statements.

SCHEDULE I
CONTROLLING PERSONS OF PURCHASER

Purchaser and Contrarian Funds, L.L.C., the sole member and the manager of Purchaser, have no executive officers. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the executive officers of Contrarian Capital Management, L.L.C., the manager of Contrarian Funds, L.L.C., are set forth below.  The address of Contrarian Capital Management, L.L.C. and Contrarian Funds, L.L.C., and the business address of each of the persons identified below, is 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.

Name (Citizenship)	Current Principal Occupation or Employment and Five-Year Employment History
Jon R. Bauer (USA)
Jon R. Bauer is the Managing Member of Contrarian Capital Management, L.L.C.  He has also served as the Chief Executive Officer and Chief Investment Officer of Contrarian Capital Management, L.L.C. since May 1, 1995.

Janice Stanton (USA)	Janice Stanton is the President of Contrarian Capital Management, L.L.C. Ms. Stanton began working for Contrarian Capital Management, L.L.C. on May 1, 1995.

Gil Tenzer (USA)	Gil Tenzer is the Chief Operating Officer of Contrarian Capital Management, L.L.C. Mr. Tenzer began working for Contrarian Capital Management, L.L.C. on May 1, 1995.

Michael Restifo (USA)	Michael Restifo is the Chief Financial Officer of Contrarian Capital Management, L.L.C. Mr. Restifo began working for Contrarian Capital Management, L.L.C. on May 1, 1995.

Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Purchaser, the Partnership or any of their respective affiliates since the date as of which information is furnished or the date of this Offer to Purchase.

The Information Agent and Tender Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street – 22nd Floor
New York, NY 10005
Banks and brokers call: (212) 269-5550
All other call toll free: (800) 488-8095

June 21, 2010